EXHIBIT 99.3




                                 PUBLICIS GROUPE


                                  PRESS RELEASE


    CONTACTS AT PUBLICIS GROUPE:
    PIERRE BENAICH, INVESTOR RELATIONS                  +33 1 4443 6500
    EVE MAGNANT, CORPORATE COMMUNICATIONS               +33 1 4443 7025



                               2004 ANNUAL RESULTS
                            OPERATING MARGIN UP 15.4%
                                   NET INCOME UP 40%
                                EPS INCREASED 40%
                            FULLY DILUTED EPS UP 29%
                      PROPOSED DIVIDEND INCREASE OF +15.4%


PARIS, MARCH 9 2005 -- Publicis Groupe reported very strong operating results across the board for 2004 as well as significant net New Business that provide a solid base for continued growth.

The Groupe achieved its THREE TOP PRIORITIES for the year:

 1. GROWTH -- GAIN MARKET SHARE AND PARTICIPATE IN CLIENTS' DEVELOPMENT

     O  ORGANIC GROWTH: +4%
     O A RECORD YEAR FOR NEW ACCOUNTS, TOTALING A NET $4.4 BILLION ((EURO)3.5 BILLION). Publicis Groupe is ranked second worldwide for net New Business volumes (Lehman Brothers ranking).

 2. PROFITABILITY -- ACHIEVE 15% OPERATING MARGIN FULL YEAR

     O OPERATING MARGIN: 15.4% full year (16.4% in the second half), a rise of 110 basis points from 2003.

     O NET INCOME up 40% to (euro)210 million.

     O FULLY DILUTED EPS up 29.3% to (euro)0.97.

 3. FINANCES -- CUT DEBT AND SUBSTANTIALLY INCREASE CASH FLOWS

     O  WORKING CAPITAL IMPROVES BY (EURO)299 MILLION.

     O  NET FINANCIAL DEBT HALVED TO (EURO)563 MILLION.

     o Proposed DIVIDEND UP 15.4% TO (EURO)0.30.


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                                 PUBLICIS GROUPE


Publicis Groupe is better positioned than ever for a new growth phase, benefiting its clients, its employees, and its shareholders.


Commenting on the results, Publicis Groupe Chairman & CEO MAURICE LEVY said:

"OUR PEOPLE DID REMARKABLE WORK IN ALL AREAS, ENABLING US TO MEET OR SURPASS OUR TARGETS. I AM VERY GRATEFUL TO THEM AND I CONGRATULATE THEM ON THEIR ACHIEVEMENTS.

WE ARE NOW DETERMINED TO MAINTAIN THE SUCCESS TRACK OF 2004 BY REINFORCING OUR EFFORTS IN ALL DIRECTIONS. IN THIS, OUR FIRST PRIORITY WILL BE SERVICE TO OUR CLIENTS, ENSURING THAT THEY COUNT ON US FOR THE COMMITMENT, CREATIVITY AND PROFESSIONAL EXCELLENCE THAT MAKE THEM WINNERS IN IMAGE AND IN WINNING MARKET SHARE. WE WILL ALSO BE ACCELERATING OUR DRIVE FOR ADDED COMPETITIVE STRENGTH THROUGH APPROPRIATE INVESTMENTS IN MEDIA BUYING AND CONSULTANCY, HEALTHCARE COMMUNICATIONS AND HOLISTIC COMMUNICATION.

WE SHOULD LOGICALLY SEE THE POSITIVE IMPACT OF THE RECORD LEVELS OF NEW BUSINESS WON, A TREND THAT CONTINUED THROUGH THE FIRST TWO MONTHS OF THIS YEAR. SO 2005 SHOULD BE ANOTHER GOOD YEAR FOR PUBLICIS GROUPE, WHATEVER THE WORLDWIDE ECONOMIC SITUATION."


The General Meeting of Shareholders will be held at 11am on Wednesday, June 1,2005 at Publiciscinemas, 133 avenue des Champs Elysees, Paris, France.


Maurice  Levy,  Chairman  and  CEO,  presented  financial   statements  and  the
management report for 2004 at the meeting of the Supervisory Board presided by Mrs. Elisabeth Badinter on March 8, 2005.


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                                 PUBLICIS GROUPE




KEY FINANCIAL DATA (in euros)
                                           2003            2004                %        AT CONSTANT
                                                                            CHANGE      CURRENCIES

Revenues                                3.86 billion   3.83 BILLION           +4%            +4%
                                                                           (organic)
---------------------------------------------------------------------------------------------------

Operating income before                 677 million    707 MILLION           +4.4%          +10%
depreciation and amortization
% OF REVENUES                              17.5%          18.5%
---------------------------------------------------------------------------------------------------

Operating income before                 553 million    590 MILLION           +6.7%          +12.6%
amortization of intangibles
% OF REVENUES                              14.3%          15.4%
---------------------------------------------------------------------------------------------------

Net income                              150 million    210 MILLION           +40%           +55.5%
---------------------------------------------------------------------------------------------------

Fully diluted EPS                           0.75           0.97              +29.3%
---------------------------------------------------------------------------------------------------
Dividend per share                          0.26           0.30              +15.4%
---------------------------------------------------------------------------------------------------



Consolidated financial data were again affected by the impact of a steep rise in the euro compared to other currencies, particularly against the US dollar. This had a negative impact of (euro)183 million on revenues and of (euro) 15 million on net income.



1 -- THE STRONGEST ORGANIC GROWTH IN FOUR YEARS

REVENUES FOR 2004 CAME TO (EURO)3.83 BILLION, WITH ORGANIC GROWTH FOR THE YEAR AS A WHOLE REACHING 4%, ITS STRONGEST SINCE 2000. (Organic growth is calculated on the basis of constant scope of consolidation and exchange rates). Importantly, all geographical regions contributed to this performance, with organic growth reaching 2% in Europe, 2.7% in North America, 10% in the Asia-Pacific area, 15.9% in Latin America and 21.7% in the rest of the world



2 --  NET NEW BUSINESS REACHES RECORD HIGH IN 2004

Net New Business reached $4.4 billion ((euro)3.5 billion) in 2004, the highest figure ever FOR Publicis Groupe, placing it second worldwide for New Business in rankings from major financial and trade publications.


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                                 PUBLICIS GROUPE


This performance demonstrates clearly the market's enthusiasm for Publicis Group offerings as well as the creativity of its networks--recognition also evidenced by a string of creative awards:

 o   2004 CANNES FESTIVAL: Publicis Groupe placed second with 67 LIONS,

 o GUNN REPORT: Publicis Groupe placed SECOND WORLDWIDE IN 2004 and also was ranked second over the entire 6 year period since 1999,

 O   EFFIE AWARDS: Publicis Groupe placed FIRST FOR CAMPAIGN IMPACT IN THE US,

 O "MEDIA AGENCY OF THE YEAR" 2004: both Ad Age and Media Week recently named STARCOM MEDIAVEST GROUP "Media Agency of the Year" for the second year in a row, and AdWeek gave MediaVest the same rating for 2004.



3 -- NEW TALENTS AND NEW ORGANIZATIONS TO CONSOLIDATE GROUPE STRENGTHS

 o On the Management Board ("DIRECTOIRE"), Jack Klues (age 50), CEO of Starcom MediaVest Group, has replaced Roger Haupt.

 o The Executive Committee (or "P12") has welcomed Steve King (age 45) CEO of ZenithOptimedia, and Tom Bernardin (age 52), CEO of Leo Burnett USA and Worldwide COO of Leo Burnett.

 o Management teams of the Group's main networks have also been significantly reinforced.

     *   LEO BURNETT: Rich Stoddart, President and COO of Leo Burnett USA.

     *   STARCOM MEDIAVEST GROUP:
         -   Renetta McCann, CEO of SMG Americas,

         -   John Muszynski, CEO of Starcom USA.

     *   PGM (PUBLICIS GROUPE MEDIA), Roger Haupt, Chairman:
         In a major strategic initiative, the Group's two media buying and media consultancy brands, Starcom MediaVest Group and ZenithOptimedia, were put under joint management in September 2004.

     *  PUBLICIS WORLDWIDE:
         -   Tim Lindsay, Chairman of Publicis UK,

         -   Mark Cramphorn, Group General Manager UK,

         -   Gill  Duff,  President  and CEO of the New  York Agency

         - Roland Berger, Non Executive Chairman, and Manfred Schuller, CEO at Publicis Germany,

         -   Karen Francis, Chairman and CEO of Publicis & Hal Riney.


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                                 PUBLICIS GROUPE


     *  SAATCHI & SAATCHI:
         -    Lee Daley, CEO of the London Agency,
         -    Kevin Dundas, Worldwide Strategy Director for the network,
         -    Mary Baglivo, CEO of the New York Agency.

     *   FALLON: Paul Silburn, Executive Creative Director.

     *   ARC NETWORK:
         -      Nick Brien CEO of the ARC Worldwide Network,
         -      Mark Landsberg, President.



4 --  OPERATING MARGIN ABOVE TARGET AT 15.4%

OPERATING MARGIN FOR 2004 CAME IN ABOVE THE 15% TARGET SET IN 2002 AT 15.4%, a rise of 110 basis points from 14.3% in 2003 and once again among the top financial performers worldwide in the communications sector. The full-year figure of 15.4% combines 14.4% operating margin in the first half and 16.4% in the second. The improved pace reflects the completion of the integration of Bcom3.

All geographic regions contributed to the rise in operating margin, although to differing degrees.



5 --  NET INCOME UP 40%

Net income excluding minority interests came to (euro)210 million, a rise of 40% from (euro)150 million in 2003. This reflects in particular a (euro)21 million fall in net interest expense and a significant decline in the effective tax rate, down 400 basis points from 37.8% in 2003 to 33.8% in 2004 following reorganization of the Group's legal structure. Exceptional items also contributed to the rise in net income.



6 --  FULLY DILUTED EPS UP 29%

Net EPS before dilution showed a rise of 40%, matching that of net income,  from
(euro)0.82 in 2003 to (euro)1.15 in 2004, while fully diluted net EPS, allowing for all potential new shares, rose 29% from (euro)0.75 in 2003 to (euro)0.97.


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                                 PUBL1CIS GROUPE


7 -- FOCUS ON CASH PROGRAM PROVES  EFFECTIVE,  WITH WORKING CAPITAL IMPROVING BY
     (EURO)299 MILLION

WORKING CAPITAL improved significantly in 2004, freeing up (euro)299 million. This follows an improvement of (euro)232 million in 2003 to make up a total of
(euro)531 million over two years. This impressive result clearly illustrates the mobilization of employees behind our Focus on Cash program.



8 -- TARGETS FOR DEBT REDUCTION ACHIEVED TWO YEARS AHEAD OF SCHEDULE

Excellent progress in treasury management contributed to a steep decline in debt, halved from (euro)1,166 million at the end of 2003 to (euro)563 million at December 31, 2004. Average net debt for the year, a more significant indicator considering sharp seasonal variations, fell (euro)241 million from (euro)1,620 million in 2003 to (euro)1,379 million in 2004.

The debt/equity ratio improved markedly from 91% at the end of 2003 to 40% at the end of 2004, reflecting the combined effect of lower debt and the rise in shareholders' equity that resulted from the separation of equity warrants from bonds with equity warrants attached (OBSAs) when the bond component was redeemed. The ratio of operating income to net interest expense reached 15.1 and the ratio of net debt to operating income before depreciation and amortization came to 0.8.

THE GROUP THUS ACHIEVED THE TARGETS ORIGINALLY SET FOR THE END OF 2006 TWO YEARS AHEAD OF SCHEDULE. These called for a debt/equity ratio below 50%, a ratio of operating income to net interest expense above 12 and a ratio of net debt to operating income before depreciation and amortization below 1.5.

The  Group  remains  firmly   committed  to  its  goal  of  obtaining   official
investment-grade rating.



9 --  LIQUIDITY PICTURE

As of December 31, 2004, total cash and available credit was at (euro)2.7 billion of which (euro)1.2 billion of available credit facilities and (euro)1.5 billion of cash.


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                                 PUBLICIS GROUPE


10 -- SIMPLIFICATION OF THE BALANCE SHEET
In keeping with the commitment made at the end of 2003, Publicis Groupe took four important steps to implement its program to simplify the balance sheet

o Redemption of the bond component of bonds with attached equity warrants (OBSAs) for an amount of (euro)475 million and sale of Credit Linked Notes in an amount of (euro)380 million,

o Redemption of 62% of the nominal amount of 2018 OCEANEs (bonds convertible or exchangeable for new or existing shares) in an amount of (euro)464 million following the exercise of an additional put option granted to holders in February 2005,

o The Group's first straight bond issue for an amount of (euro)750 million in January 2005, oversubscribed three times,

o    Improved  access  to cash with the  syndicated  credit  facility  raised to
     (euro)1 billion and ITS maturity simultaneously extended to five years.

As announced, this process should continue over following months, reducing future earnings dilution.



11 -- DIVIDEND UP 15.4%
On June 1, the General Meeting of Shareholders will be asked to approve a dividend of (euro)0.30 per share, 15.4% more than in 2003. The sharpest increase since 2000, this raises the payout to 28%. The dividend will be paid on July 5, 2005.



12-- PUBLICIS GROUPE ENTERS THE CAC 40 INDEX
On October 1, 2004, Publicis Groupe became a component of the CAC 40, Euronext's prime index for the Paris market. This puts the Group on an equal footing with its main competitors around the world, all represented in the top indices for their national markets, and confirms its place as a leading stock in its sector.

                                       * *

                                        *



PUBLICIS GROUPE  (Euronext  Paris:  FR0000130577 and member of the CAC4O Index -
NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. Its activities span 109 countries on six continents.
Groupe's communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned ; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

Web sites: www.publicis.com and www.finance.publicis.com
           ----------------     ------------------------


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


                                 PUBLICIS GROUPE


                                   APPENDIX 1:

                        CONSOLIDATED STATEMENT OF INCOME


                        MILLIONS OF EUROS                       2004          2003         2002

REVENUES                                                         3,825        3,863         2,926
Personnel expenses                                              (2,197)      (2,254)       (1,659)
Other operating expenses                                          (921)        (932)         (734)
Total operating expenses                                        (3,118)      (3,186)       (2,393)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION              707          677           533
Depreciation and amortization expense (excluding goodwill and     (117)        (124)         (104)
intangibles arising on acquisition)
OPERATING INCOME BEFORE AMORTIZATION OF INTANGIBLES ON ACQUISITION 590          553           429
Amortization of intangibles arising on acquisition                 (29)         (31)          (24)
Impairment of intangibles arising on acquisition                  (123)           -             -
OPERATING INCOME                                                   438          522           405
Net financial costs                                                (39)         (60)          (28)
INCOME OF CONSOLIDATED COMPANIES BEFORE TAXES AND EXCEPTIONAL      399          462           377
ITEMS
Exceptional items                                                   23           (7)           (3)
Income taxes                                                      (134)        (172)         (132)
Net change in deferred taxes related to capital gains on CLN/OBSA  130            -             -
transactions
NET INCOME OF CONSOLIDATED COMPANIES                               418          283           242
Equity in net income of non-consolidated companies                   6            4             3
NET INCOME BEFORE GOODWILL AMORTIZATION                            424          287           245
GROUP'S SHARE OF NET INCOME BEFORE GOODWILL AMORTIZATION           398          263           216
Goodwill amortization                                             (188)        (113)          (69)
NET INCOME BEFORE MINORITY INTERESTS                               236          174           176
Minority interests                                                 (26)         (24)          (29)
GROUP NET INCOME                                                   210          150           147



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


                                 PUBLICIS GROUPE



PER SHARE DATA (IN EUROS)                                    2004         2003          2002

NUMBER OF SHARES - BASIC (THOUSANDS)                       182,411      182,795       146,262
Net earnings per share                                       1.15         0.82          0.99
Earnings per share after tax and before                      1.74         1.44(1)       1.46(1)
goodwill amortization, impairment of
intangibles arising on acquisition, capital
gains on the OBSA/Credit Linked Notes
transactions and corresponding taxes

NUMBER OF SHARE - DILUTED (THOUSANDS)                      251,608      239,541       171,026

Net earnings per share -- diluted                            0.97         0.75          0.97

Earnings per share after tax and before
goodwill amortization, impairment of intangibles             1.40         1.23(1)       1.37(1)
arising on acquisition, capita) gains on the
OBSA/Credit Linked Notes transactions and
corresponding taxes - diluted

(1) figures have been adjusted for amortization of intangible arising on acquisition




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


                                 PUBLICIS GROUPE


                                   APPENDIX 2:

                  CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31


        ----------------------------------------------------------------------------------------
                      MILLIONS OF EUROS                  2004         2003          2002
        ----------------------------------------------------------------------------------------
        ASSETS
        Goodwill, net                                    2,470        2,596         3,028
        Intangible assets, net                             740          916           879
        Property and equipment, net                        439          463           599
        Investments and other financial assets, net        106          481           98
        Investments accounted for by the equity method      17           30            33
        NON-CURRENT ASSETS                               3,772        4,486         4,637

        Inventory and costs billable to clients            437          416           295
        Accounts receivable                              3,282        3,263         3,663
        Other receivables                                  833        1,086           951
        OCEANE redemption premium                          202          215           227
        Marketable securities                               67          196           342
        Cash                                             1,128        1,219           863
        CURRENT ASSETS                                   5,949        6,395         6,341

        TOTAL ASSETS                                     9,721       10,881        10,978
        ----------------------------------------------------------------------------------------
        ----------------------------------------------------------------------------------------
        LIABILITIES AND SHAREHOLDERS' EQUITY
        Capital stock                                       78           78            78
        Additional paid-in capital and retained            803          648           928
        earnings
        Other shareholders' equity (ORANEs) (1)                           -           495
        SHAREHOLDERS' EQUITY                               881          726         1 501

        MINORITY INTERESTS                                  46           55           100

        ORANEs(1)                                          495          495             -

        PROVISIONS FOR CONTINGENCIES AND CHARGES           827        1,020         1,169

        Bonds, bank borrowings and overdrafts            1,960        3,188         2,762
        Accounts payable                                 3,694        3,590         3,832
        Accrued expenses and other liabilities           1,818        1,807         1,614
        BONDS, BANK BORROWINGS AND CURRENT LIABILITIES   7,472        8,585         8,208

        TOTAL LIABILITIES AND                            9,721       10,881        10,978
        SHAREHOLDERS' EQUITY
        ----------------------------------------------------------------------------------------

        NET FINANCIAL DEBT                                 563        1,166         1,330

(1)  RECLASSIFICATION MADE FOLLOWING CLARIFICATION OF CERTAIN RULES BY THE FRENCH FINANCIAL
     MARKETSAUTHORITY (AUTORITO DES MARCHES FINANCIERS) IN 2003.


                                                                                    Page 10 of 12

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                                  PUBLICIS GROUPE

                                   APPENDIX 3:

                        CONSOLIDATED CASH FLOW STATEMENT


                  MILLIONS OF EUROS                              2004          2003          2002

I- CASH FLOWS FROM OPERATING ACTIVITIES
  Net income before minority interests                            236           174           176
  Capital (gain) loss on disposal (before tax)                    (23)            2             4
  Amortization of bond redemption premium and additional interest  20            27            16
  on OBSA
  Depreciation and amortization on fixed assets                   457           268           197
  Change in deferred taxes (1)                                   (141)            -             -
  SELF-FINANCING ABILITY                                          549           471           393
  Equity in net income of unconsolidated companies                 (6)           (4)           (3)
  Dividends received from equity accounted investments              7             1             1
  Restructuring expenses                                          (79)         (141)            -
  Change in working capital requirements                          299           232           183
NET CASH PROVIDED BY OPERATING ACTIVITIES                         770           559           574

II- CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of property and equipment and intangible assets     (104)         (118)          (74)
   Proceeds from sale of property and equipment                     3            22            15
   Purchases of investments and other financial assets, net (2)    480          (381)           (5)
   Acquisitions of subsidiaries (3)                              (124)         (200)          (75)
NET CASH PROVIDED BY (USED IN) INVESTING                          255          (677)         (139)
ACTIVITIES
III- CASH FLOWS FROM FINANCING ACTIVITIES
   Payment of contingent value rights attached to shares
   provided as consideration for Saatchi & Saatchi                  -             -          (196)
   Dividends paid to parent company shareholders                  (47)          (44)          (32)
   Dividends paid to minority shareholders of subsidiaries        (23)          (20)          (26)
   Increase in capital                                              -             -             -
   Change in borrowings)4)                                       (857)          519           445
   Net purchases of treasury stock                                  -            (5)         (180)
   Change in treatment of treasury stock                            -             -          (138)
NET CASH PROVIDED BY (USED IN) FINANCING                         (927)          450          (127)
ACTIVITIES
IV- IMPACT OF EXCHANGE RATE FLUCTUATIONS                          (39)          (83)          (76)
NET CHANGE IN CONSOLIDATED CASH FLOWS                              59           249           232
(I + II + III + IV)
    Cash and marketable securities at January 1                 1,415         1,205           799
    Bank overdrafts at January 1                                (451)         (490)          (316)
                                                                ------        -----          -----
    Net cash and cash equivalents at beginning of year            964           715           483
    Cash and marketable securities at December 31                1,195         1,415         1,205
    Bank overdrafts at December 31                              (172)         (490)          (316)
                                                                ------        -----          -----
    Net cash and cash equivalents at end of year (3)            1,023           964           715

NET CHANGE IN CASH AND CASH EQUIVALENTS                            59           249           232



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                                 PUBLICIS GROUPE



(1) INCLUDING A NET CHANGE IN DEFERRED TAXES OF 130 MILLION EUROS ARISING, IN 2004, ON THE REDEMPTION OF THE BOND COMPONENT OF THE OBSA AND THE SALE OF THE CLN.
(2) INCLUDING, IN 2003, 380 MILLION EUROS IN RESPECT OF THE CREDIT LINKED NOTES PURCHASED IN THE SECOND HALF OF THAT YEAR AND, IN 2004, 487 MILLION EUROS IN RESPECT OF PROCEEDS OF THEIR SALE IN THE THIRD QUARTER.
(3) AFTER DEDUCTING THE NET CASH OF THE COMPANIES ACQUIRED ON THE DATE OF THEIR ACQUISITION.
(4)  INCLUDING  558  MILLIONS  EUROS  CORRESPONDING  TO  THE
     REDEMPTION OF THE BOND COMPONENT OF THE OBSA IN THE THIRD QUARTER OF 2004 AND 193 MILLION EUROS CORRESPONDING TO THE EARLY REDEMPTION, IN MARCH 2004, OF NEARLY ALL THE BONDS CONVERTIBLE INTO INTERPUBLIC GROUP (IPG) SHARES.


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